Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On April 17, 2003, we presented a video presentation to the ABX Air, Airborne Express and Sky Courier employees regarding the Transaction. A transcript of the video presentations follows.

AIRBORNE EXPRESS

Chairman’s Merger Update Video: April 17, 2003

ABX Air Version

Corp Comm mgr: Wendy McGraw:

I’m here today with Carl Donaway who’s going to give us an update on our planned merger with DHL. Carl, what is up in respect to the DHL/Airborne merger?

Chairman & CEO Carl Donaway:

We’ve had a very successful announcement. Our shareholders are very enthusiastic about the transaction. Our customers are extremely enthusiastic because they recognize with the global network, the global brand, the higher levels of competition that’s going to be available as a result of this transaction, it’s going to benefit consumers.

I think the thing I’m most happy with is so many of our employees contacted me to say that they really support the transaction. They understand that this will take the company to the next level of opportunity, the next level to compete. It will provide better long-term security for all of us. So I was very heartened to see so many employees contact me to say that they think it’s a great deal.

Make no mistake – FedEx and UPS are out there hammering against this. They don’t like it. They don’t like the competition. They’re going to fight as hard as they can to block it. But I think we’re doing all the right things and I’m optimistic we’ll get this transaction put together.

Wendy:

What are the next steps then?

Carl:

Currently, we’re starting the regulatory filings and the review process. In the next few days we’ll be filing with the Department of Transportation. Obviously, they have to review the structure of the deal and I think that they’re going to find that it meets all of the foreign ownership restrictions and legal requirements.

We’ll also be filing with the Securities and Exchange Commission to lay up the proxy for our shareholders. And we’ll be filing with the Department of Justice for an anti-trust review.

Now we anticipate all of these reviews will go well. I see no reason to be concerned about that. However, with that said, I believe FedEx and UPS will be banging on every door in Washington in exerting as much political influence and using as much political muscle as they possibly can to try to slow this down or to stop the transaction. However, at the end of the day, I think the facts are on our side.

This is a great transaction for shareholders. It’s a great transaction for consumers. And I think that our employees believe that it’s a very good transaction for all of us as we go forward to build our company.

So I think that we’ll be going through regulatory processes, we’ll be under a lot of attack from the competition, but I’m confident that we’re going to be able to bring this to a successful conclusion.

Wendy:

UPS and FedEx happen to be number one and number three as far as contributions to political action committees. Can we really go up against them in Washington?

Carl:

Absolutely! Because, again, the facts are on our side. Again, it’s good for shareholders, it’s good for consumers, and it’s great for our employees. So at the end of the day, I think the facts will stand on their own merit. With that said, as you point out, the top five political action committees in Washington – two of those five are Fed Ex and UPS. That’s forty percent of the top five are controlled by our competition. They are very, very strong, and they are very, very effective. In fact, just last week, they were attempting to attach an amendment to an appropriations bill, congressional appropriations bill, it was a defense appropriations bill for about eighty billion dollars that would either slow down or block this transaction. Luckily they were not successful. And the deal will continue to move along towards final approvals and closing. But it just goes to show how powerful they are and how aggressive they are to use all of their resources to block the levels of competition. And as they do that, they’re also blocking opportunities for all of our employees.

Wendy:

What are the politicians from districts where we have operations doing to help us?

Carl:

Some have been very, very supportive. The Washington State delegation has written a letter to the Department of Transportation supporting this transaction. Many independent elected officials have also contacted the Department of Transportation and other members of the Ohio and the Washington delegations to voice their support for the transaction because they see the same things that we see. It’s good for shareholders. It’s good for consumers and it’s great for employees.

But we’ve also had some, for reasons I can’t quite understand, that are objecting or fighting against the transaction. I think what we have to do is continue to work with those members of congress and other legislative bodies to explain the transaction in greater detail and to, hopefully, help them see why this is such a good deal for everybody.

Wendy:

What about us? How can employees help?

Carl:

We need the employees to contact their elected representatives and let them know that you support the transaction, that you support it because it’s good for the shareholders, it’s great for consumers, and it’s very, very good for all of our employees. And we need your voice to be out there because make no mistake, FedEx and UPS are going to be asking their respective employees to go on record to contact their representatives to oppose this transaction, much in the way that FedEx and UPS are burning the midnight oil trying to find ways to block this. So we need you out there. We need you voicing your opinion if you support the transaction.

Wendy:

How will employees know where to send these letters?

Carl:

Your manager will have a list of elected representatives for your area. So you can contact your manager. He or she will give you the name and the address of the person that you should contact. If you feel comfortable doing so, you can send us a copy of that letter, we’ll include it with our Department of Transportation filing. But it is important that you express your opinion to your elected representatives. Keep in mind, Federal and UPS are going to be encouraging their employees to go out there and protest this transaction so we need your help.

Wendy:

What can you tell us about the structure of the deal in respect to ABX Air?

Carl:

It’s a very simple structure. ABX will continue to own all of the aircraft. It will own the flight simulators and much of the tooling that will be required to operate the flight operations day in and day out. DHL will own the airport, all the maintenance facilities, the sorting facilities and our regional hubs. Now it’s very similar to what the other airlines do. They will lease the equipment that they need, the facilities that they need to run the operations. So ABX Air, Incorporated will lease back the facilities and the equipment that they need to support the contracts.

Wendy:

How does ABX Air make any money?

Carl:

Well, there are going to be two contracts that will bind DHL to ABX Air, Incorporated. The first is called an ACMI agreement. It’s very common in the industry. It’s called an Aircraft Crew Maintenance and Insurance contract. And that covers all of the actual flight operations. The second is a Hubs services agreement. And that covers all the sorting activities, all the airport support activities, maintenance activities that would be required to sustain our operations in Wilmington and our regional hubs. Both of those contracts are long-term agreements. Both are on a cost-plus basis, which I think is very important because on a cost-plus basis, you’re assured of a certain level of profitability with that contract which, again, is very important from an employee security standpoint and solvency of the company as you go forward. There’s also a provision in those contracts that if we exceed our productivity levels, if we exceed our service levels, that the mark-up, the amount above cost that would be passed on to ABX Air, Incorporated, actually goes up so the company becomes more profitable. It’s very similar to our Star program. The better we do, the more money the company can make, and the more profitable the company is, the better it is long-term for the shareholders and for our employees and everybody affiliated with that company. So we think that the contracts that we’ve structured are very fair. They represent what goes on in the industry today and they should be very supportive of a very successful company.

Wendy:

What will be the relationship between the new DHL hub in Cincinnati and the ABX Air hub in Wilmington?

Carl:

Well, first let me just say that we’re going to need both hubs. We’re going to need both hubs today. We’re going to need both hubs after we complete our transaction. Keep in mind that we’ve said all along, we’re doing this transaction to grow our business. We’ll be going into segments that we don’t currently do a lot of business in – the small and medium sized customers. We’ll be growing our ground business faster than we’ve ever grown it before. And both of these scenarios, going into new market segments and growing more ground, requires more sorting capacity. So quite clearly we’re going to need both hubs now and we’re going to need both hubs after we close on this transaction.

Wendy:

And how is this going to impact jobs at ILN?

Carl:

Well, I think over the long haul, very positively. Again, go back to the fact that we’re going to do this to grow our business to be much more aggressive in the marketplace than we ever have been before. And that’s going to require a lot of additional sorting capacity. So that means more jobs, that means keeping both of the hubs open.

Joe Hete and I both talked to the county commissioners and we’ve talked to members of congress to tell them quite straightforward to things that are very important: First, we’re going to continue to honor our labor contract with our pilots to the fullest. There’s no question about that. And, second, for the remainder of our ABX Air employees, there will be no layoff as a result of this transaction. So everybody should relax and say to themselves, my job is secure, there will be no layoff as a result of this transaction.

And now, how can I support the transaction? How can I help us get this completed so we can start growing the business faster than we ever have in the past?

So I think it’s going to be a very exciting time and people should feel very comfortable about the next steps that we’re going to be taking.

Wendy:

Is there anything else that employees can do to help?

Carl:

Well, it goes back to what I said in our last video. Just keep doing all the great things that you’ve done for many years. You’ve got to continue to maintain the book of business. You’ve got to service the customers at the highest levels. You’ve got to keep your eye on cost control. You’ve got to keep doing all the things that have made the company successful for fifty years. It’s business as usual. Just keep doing the same fantastic job that you’ve always done and everything will be fine.

Wendy:

We really appreciate the update, Carl. And now we know what we can do to help. Thank you very much.

AIRBORNE EXPRESS

Chairman’s Merger Update Video: April 17, 2003

Airborne Express & Sky Courier Version

Corp Comm mgr: Wendy McGraw:

I’m here today with Carl Donaway who’s going to give us an update on our planned merger with DHL. Carl, what is up in respect to the DHL/Airborne merger?

Chairman & CEO Carl Donaway:

We’ve had a very successful announcement. Our shareholders are very enthusiastic about the transaction. Our customers are extremely enthusiastic because they recognize with the global network, the global brand, the higher levels of competition that’s going to be available as a result of this transaction, it’s going to benefit consumers.

I think the thing I’m most happy with is so many of our employees contacted me to say that they really support the transaction. They understand that this will take the company to the next level of opportunity, the next level to compete. It will provide better long-term security for all of us. So I was very heartened to see so many employees contact me to say that they think it’s a great deal.

Make no mistake – FedEx and UPS are out there hammering against this. They don’t like it. They don’t like the competition. They’re going to fight as hard as they can to block it. But I think we’re doing all the right things and I’m optimistic we’ll get this transaction put together.

Wendy:

What are the next steps then?

Carl:

Currently, we’re starting the regulatory filings and the review process. In the next few days we’ll be filing with the Department of Transportation. Obviously, they have to review the structure of the deal and I think that they’re going to find that it meets all of the foreign ownership restrictions and legal requirements. We’ll also be filing with the Securities and Exchange Commission to lay up the proxy for our shareholders. And we’ll be filing with the Department of Justice for an anti-trust review.

Now we anticipate all of these reviews will go well. I see no reason to be concerned about that. However, with that said, I believe FedEx and UPS will be banging on every door in Washington in exerting as much political influence and using as much political muscle as they possibly can to try to slow this down or to stop the transaction. However, at the end of the day, I think the facts are on our side.

This is a great transaction for shareholders. It’s a great transaction for consumers. And I think that our employees believe that it’s a very good transaction for all of us as we go forward to build our company.

So I think that we’ll be going through regulatory processes, we’ll be under a lot of attack from the competition, but I’m confident that we’re going to be able to bring this to a successful conclusion.

Wendy:

UPS and FedEx happen to be number one and number three as far as contributions to political action committees. Can we really go up against them in Washington?

Carl:

Absolutely! Because, again, the facts are on our side. Again, it’s good for shareholders, it’s good for consumers, and it’s great for our employees. So at the end of the day, I think the facts will stand on their own merit. With that said, as you point out, the top five political action committees in Washington – two of those five are Fed Ex and UPS. That’s forty percent of the top five are controlled by our competition. They are very, very strong, and they are very, very effective. In fact, just last week, they were attempting to attach an amendment to an appropriations bill, congressional appropriations bill, it was a defense appropriations bill for about eighty billion dollars that would either slow down or block this transaction. Luckily they were not successful. And the deal will continue to move along towards final approvals and closing. But it just goes to show how powerful they are and how aggressive they are to use all of their resources to block the levels of competition. And as they do that, they’re also blocking opportunities for all of our employees.

Wendy:

What are the politicians from districts where we have operations doing to help us?

Carl:

Some have been very, very supportive. The Washington State delegation has written a letter to the Department of Transportation supporting this transaction. Many independent elected officials have also contacted the Department of Transportation and other members of the Ohio and the Washington delegations to voice their support for the transaction because they see the same things that we see. It’s good for shareholders. It’s good for consumers and it’s great for employees.

But we’ve also had some, for reasons I can’t quite understand, that are objecting or fighting against the transaction. I think what we have to do is continue to work with those members of congress and other legislative bodies to explain the transaction in greater detail and to, hopefully, help them see why this is such a good deal for everybody.

Wendy:

What about us? How can employees help?

Carl:

We need the employees to contact their elected representatives and let them know that you support the transaction, that you support it because it’s good for the shareholders, it’s great for consumers, and it’s very, very good for all of our employees. And we need your voice to be out there because make no mistake, FedEx and UPS are going to be asking their respective employees to go on record to contact their representatives to oppose this transaction, much in the way that FedEx and UPS are burning the midnight oil trying to find ways to block this. So we need you out there. We need you voicing your opinion if you support the transaction.

Wendy:

How will employees know where to send these letters?

Carl:

Your manager will have a list of elected representatives for your area. So you can contact your manager. He or she will give you the name and the address of the person that you should contact. If you feel comfortable doing so, you can send us a copy of that letter, we’ll include it with our Department of Transportation filing. But it is important that you express your opinion to your elected representatives. Keep in mind, Federal and UPS are going to be encouraging their employees to go out there and protest this transaction so we need your help.

Wendy:

Is there anything else that employees can do to help?

Carl:

Well, it goes back to what I said in our last video. Just keep doing all the great things that you’ve done for many years. You’ve got to continue to maintain the book of business. You’ve got to service the customers at the highest levels. You’ve got to keep your eye on cost control. You’ve got to keep doing all the things that have made the company successful for fifty years. It’s business as usual. Just keep doing the same fantastic job that you’ve always done and everything will be fine.

Wendy:

We really appreciate the update, Carl. And now we know what we can do to help. Thank you very much.

Forward-Looking Statements

Except for historical information, the matters discussed in this employee communication contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this employee communication is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.